July 13, 2007
Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006 filed November 29, 2006
Form 10-Q for the fiscal quarter ended November 30, 2006 filed January 16, 2007
File No. 0-19049

Dear Mr. Spirgel:

This letter relates to the Comment Letter directed to the Company from the Staff of the Securities and Exchange Commission dated June 5, 2007 in connection with the ongoing correspondence and discussions between the Company and the SEC relating to the Form 10-K filed by the Company for the fiscal year ended August 31, 2006 and the Form 10-Q filed by the Company for the fiscal quarter ended November 30, 2006.

The Company is, as indicated to the SEC, currently in the process of filing the Form 10-Q for our most recent fiscal quarter and is also in the process of transitioning to a new Chief Financial Officer who is set to begin his duties on July 16, 2007. Therefore, as discussed with the SEC, the Company anticipates filing on July 31, 2007 our responses to the issues raised in your June 5 Comment Letter.  You may contact me at (317) 532-1374 if you have any questions regarding this correspondence.

Sincerely,

John F. Fisbeck
Chief Executive Officer